Exhibit 99.1

Golar LNG Partners LP Announces Pricing of Public Offering

Golar LNG Partners LP (NASDAQ: GMLP) (“Golar Partners” or the “Partnership”) announced today that it has priced its follow-on public offering of 5,500,000 common units, which represent limited partner interests, at a price of $30.95 per unit.  The Partnership has granted the underwriters a 30-day option to purchase up to an additional 825,000 common units.

In addition, Golar LNG Limited (“Golar LNG”) has agreed to purchase directly from the Partnership in a private placement 969,305 common units at a price of $30.95 per unit, such private placement to close concurrently with the public offering of common units.

The Partnership intends to use the net proceeds from the public offering, the concurrent private placement and the general partner’s contribution to maintain its 2% general partner interest to fund part of the purchase price for its previously announced acquisition of the ownership interests in the companies that own and operate the floating storage and regasification unit (“FSRU”) the Nusantara Regas Satu (formerly known as Khannur) (“NR Satu”) from Golar LNG (the “Acquisition”).  Golar Partners expects to fund the remainder of the purchase price with a loan from Golar LNG and cash on hand.  Golar Partners expects to use the net proceeds of any exercise by the underwriters of their option to purchase additional common units for general partnership purposes. If the Acquisition does not close, Golar Partners will use the net proceeds from the public offering, the concurrent private placement and the general partner’s contribution for general partnership purposes.

The joint book running managers for this offering are Citigroup, BofA Merrill Lynch, Morgan Stanley, Wells Fargo Securities and Goldman, Sachs & Co. The senior co-managers are UBS Investment Bank and RBC Capital Markets. The junior co-managers are BNP Paribas and DNB Markets.

When available, copies of the prospectus supplement and accompanying base prospectus related to this offering may be obtained from the offices of Citigroup, Attention: Prospectus Department, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, NY 11220, Email: BATProspectusdept@citi.com, Telephone: 800-831-9146; BofA Merrill Lynch, Attention: Prospectus Department, 222 Broadway, 7th Floor, New York, NY 10038, Email: dg.prospectus_requests@baml.com; Morgan Stanley, Attention: Prospectus Dept., 180 Varick Street, 2nd Floor, New York, NY 10014, Email: prospectus@morganstanley.com, Telephone: 866-718-1649; Wells Fargo Securities, Attention Equity Syndicate Dept., 375 Park Ave., New York, New York 10152, Email: cmclientsupport@wellsfargo.com, Telephone 800-326-5897; and Goldman, Sachs & Co., Attention: Prospectus Department, 200 West Street, New York, New York 10282, Email: prospectus-ny@ny.email.gs.com, Telephone: 866-471-2526.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The common units will be offered and sold pursuant to an effective registration statement on Form F-3 previously filed with the Securities and Exchange Commission (the “SEC”). This offering may be made only by means of a prospectus supplement and accompanying base prospectus, which will be filed with the SEC.

FORWARD LOOKING STATEMENTS

The statements in this press release that are not historical facts may be forward-looking statements. These forward-looking statements, which include the public offering of common units, the concurrent private placement of common units and the use of proceeds therefrom and the general partner’s contribution to maintain its 2% general partner interest to fund the Acquisition, involve risks and uncertainties that could cause the outcome to be materially different, including Golar Partners not completing the offering or the Acquisition.

Hamilton, Bermuda

July 10, 2012

Investor relations enquiries:

Golar Management Limited

Graham Robjohns - + 44 207 824 5530/+ 44 207 063 7900

Stuart Buchanan - + 44 207 063 7900